# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dimensional ETF Trust, CIK 0001816125
CUSIP: 25434V658
Title of class of securities: GLOBAL REAL EST
Address of issuer's principal executive offices: 6300 BEE CAVE ROAD, BUILDING ONE, AUSTIN, Texas (TX), 78746
Date of event which requires filing of this statement: 01/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-004620
Filed by CIK 0001482880

## Reporting persons
- Savant Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 4,224,093; shared voting power 587,101; sole dispositive power 11,188,895; shared dispositive power 0; aggregate amount beneficially owned 11,188,895 (10.61% of the class)

## Item 1. Issuer
Name of issuer: Dimensional ETF Trust
Address of issuer's principal executive offices:
6300 BEE CAVE ROAD, BUILDING ONE, AUSTIN, TEXAS
78746

## Item 2. Person Filing
Name of person filing: Savant Capital, LLC
Address of principal business office or, if none, residence:
190 BUCKLEY DRIVE
ROCKFORD, Illinois
61107
Citizenship: Savant Capital, LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11,188,895
Percent of class: 10.61
Sole power to vote or to direct the vote: Savant Capital, LLC - 4,224,093
Shared power to vote or to direct the vote: Savant Capital, LLC - 587,101
Sole power to dispose or to direct the disposition: Savant Capital, LLC - 11,188,895
Shared power to dispose or to direct the disposition: Savant Capital, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Savant Capital, LLC: Margaret M. Baer, Margaret M. Baer, Chief Compliance Officer (02/06/2026)